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                             January 5, 2021

       Swatantra Rohatgi
       President
       Smart Rx Systems Inc.
       18540 N. Dale Mabry Highway
       Lutz, Florida 33548

                                                        Re: Smart Rx Systems
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 15,
2020
                                                            File No. 024-11384

       Dear Mr. Rohatgi:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

       Form 1-A filed Decmber 15, 2020

       Compensation of Directors and Executive Officers, page 44

   1. Please update this section for your most recently completed fiscal year. Refer to Item 11 of Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which
 Swatantra Rohatgi
Smart Rx Systems Inc.
January 5, 2021
Page 2

will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222
with any questions.



FirstName LastNameSwatantra Rohatgi                          Sincerely,
Comapany NameSmart Rx Systems Inc.
                                                             Division of
Corporation Finance
January 5, 2021 Page 2                                       Office of Trade &
Services
FirstName LastName